1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
NEEMA NASSIRI neema.nassiri@dechert.com +1 202 261 3393 Direct +1 212 698 0420 Fax

August 19, 2022

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 867 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Devon M. Roberson and me of Dechert LLP during a telephonic discussion on August 9, 2022, with respect to your review of Post-Effective Amendment No. 867 (“PEA No. 867”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on June 22, 2022. PEA No. 867 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the primary purpose of registering Class D Shares of the Goldman Sachs Financial Square Government Fund (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses.

General

1.

Comment: The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please respond to our comments in writing and provide the Staff with sufficient time to review your responses prior to the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

August 19, 2022 Page 2

Prospectus

2.	Comment: Consider including separate risk disclosure in Item 4 regarding repurchase agreements.

Response: The Registrant respectfully notes that the Fund only invests in repurchase agreements that are collateralized fully by government securities, as well as that “Credit/Default Risk” in Item 4 already includes disclosure regarding the possibility of default by “a bank or other financial institution that has entered into a repurchase agreement with the Fund.” Additionally, the Registrant notes that the “Appendix A – Additional Information on the Fund” section of the Prospectus, which is referenced in Item 9 of the Prospectus, includes supplemental information regarding repurchase agreements. As this filing only relates to the registration of the Fund’s new Class D Shares, the Registrant will consider whether to include separate risk disclosure regarding repurchase agreements, as appropriate, in its next annual update.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3393 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri
Neema Nassiri

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Devon M. Roberson, Dechert LLP